# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TC ENERGY CORP, CIK 0001232384
CUSIP: 87807B107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 450 - 1ST STREET S.W., CALGARY ALBERTA, Alberta Canada (A0), T2P 5H1
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004592
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 34,938,289; shared voting power 106,434; sole dispositive power 35,114,383; shared dispositive power 106,434; aggregate amount beneficially owned 35,221,997 (3.38% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 31,700,224; shared voting power 106,434; sole dispositive power 31,872,619; shared dispositive power 106,434; aggregate amount beneficially owned 31,979,053 (3.07% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 31,700,224; shared voting power 106,434; sole dispositive power 31,872,619; shared dispositive power 106,434; aggregate amount beneficially owned 31,979,053 (3.07% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 172,395; shared dispositive power 0; aggregate amount beneficially owned 172,395 (0.01% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,711,862; shared voting power 0; sole dispositive power 2,711,862; shared dispositive power 0; aggregate amount beneficially owned 2,711,862 (0.26% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 14,534,783; shared voting power 0; sole dispositive power 14,534,783; shared dispositive power 0; aggregate amount beneficially owned 14,534,783 (1.39% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,766; shared voting power 0; sole dispositive power 10,465; shared dispositive power 0; aggregate amount beneficially owned 11,645 (0% of the class)
- BMO Delaware Trust Company: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 1,180; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,180 (0% of the class)
- BMO BANK N.A.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 5,482; shared voting power 0; sole dispositive power 5,767; shared dispositive power 0; aggregate amount beneficially owned 5,767 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 4,594; shared dispositive power 0; aggregate amount beneficially owned 4,594 (0% of the class)
- Stoker Ostler Wealth Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 104; shared voting power 0; sole dispositive power 104; shared dispositive power 0; aggregate amount beneficially owned 104 (0% of the class)
- 1001271606 ONTARIO INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 332; shared voting power 0; sole dispositive power 332; shared dispositive power 0; aggregate amount beneficially owned 332 (0% of the class)
- Burgundy Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 332; shared voting power 0; sole dispositive power 332; shared dispositive power 0; aggregate amount beneficially owned 332 (0% of the class)

## Item 1. Issuer
Name of issuer: TC ENERGY CORP
Address of issuer's principal executive offices:
450 - 1ST STREET S.W., CALGARY ALBERTA, ALBERTA, CANADA
T2P 5H1

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC.

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO FINANCIAL CORP.

BMO Delaware Trust Company

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

Stoker Ostler Wealth Advisors, Inc.

1001271606 ONTARIO INC

Burgundy Asset Management, Inc.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO FINANCIAL CORP. - DELAWARE

BMO Delaware Trust Company - NEW YORK

BMO BANK N.A. - DELAWARE

BMO FAMILY OFFICE, LLC - ARIZONA

Stoker Ostler Wealth Advisors, Inc. - ARIZONA

1001271606 ONTARIO INC - CANADA (FEDERAL LEVEL)

Burgundy Asset Management, Inc. - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 35,221,997
Percent of class: 3.38
Sole power to vote or to direct the vote:
Bank of Montreal - 34,938,289

BANK OF MONTREAL HOLDING INC. - 31,700,224

BMO NESBITT BURNS INC. - 31,700,224

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,711,862

BMO ASSET MANAGEMENT INC. - 14,534,783

BMO FINANCIAL CORP. - 6,766

BMO Delaware Trust Company - 1,180

BMO BANK N.A. - 5,482

BMO FAMILY OFFICE, LLC - 0

Stoker Ostler Wealth Advisors, Inc. - 104

1001271606 ONTARIO INC - 332

Burgundy Asset Management, Inc. - 332
Shared power to vote or to direct the vote:
Bank of Montreal - 106,434

BANK OF MONTREAL HOLDING INC. - 106,434

BMO NESBITT BURNS INC. - 106,434

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO FINANCIAL CORP. - 0

BMO Delaware Trust Company - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

Stoker Ostler Wealth Advisors, Inc. - 0

1001271606 ONTARIO INC - 0

Burgundy Asset Management, Inc. - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 35,114,383

BANK OF MONTREAL HOLDING INC. - 31,872,619

BMO NESBITT BURNS INC. - 31,872,619

BMO NESBITT BURNS SECURITIES LTD. - 172,395

BMO PRIVATE INVESTMENT COUNSEL INC. - 2,711,862

BMO ASSET MANAGEMENT INC. - 14,534,783

BMO FINANCIAL CORP. - 10,465

BMO Delaware Trust Company - 0

BMO BANK N.A. - 5,767

BMO FAMILY OFFICE, LLC - 4,594

Stoker Ostler Wealth Advisors, Inc. - 104

1001271606 ONTARIO INC - 332

Burgundy Asset Management, Inc. - 332
Shared power to dispose or to direct the disposition:
Bank of Montreal - 106,434

BANK OF MONTREAL HOLDING INC. - 106,434

BMO NESBITT BURNS INC. - 106,434

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO FINANCIAL CORP. - 0

BMO Delaware Trust Company - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

Stoker Ostler Wealth Advisors, Inc. - 0

1001271606 ONTARIO INC - 0

Burgundy Asset Management, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO Delaware Trust Company: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- Stoker Ostler Wealth Advisors, Inc.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- 1001271606 ONTARIO INC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)
- Burgundy Asset Management, Inc.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (08/12/2026)